Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation

Commission File No. 333-122758

ON MARCH 31, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:

FOR IMMEDIATE RELEASE:	March 31, 2005

Contacts
Media: Jil Backstrom Office: (720) 558-4774 press.release@mcdata.com		Investors: Renee Lyall Office: (720) 558-4629 renee.lyall@mcdata.com

McDATA Continues to Target Second Fiscal Quarter 2005 to Complete CNT Acquisition

BROOMFIELD, Colo. —March 31, 2005— McDATA Corporation (Nasdaq: MCDTA/MCDT) a leading provider of data infrastructure solutions, announced on January 18, 2005, a definitive agreement to acquire Computer Network Technology Corporation, “CNT” (Nasdaq: CMNT), a leader in the WAN extension/networking space providing storage area networking products, software, services and solutions. The transaction will establish a leading data network and services company able to offer unmatched technology leadership and expertise across storage area, metro area, and wide area networks.

The merger of McDATA and CNT, and the combined strength of the Companies’ expertise, products, services and solutions will create a new data infrastructure company able to deliver partners and end-user customers their shared vision of the optimized global data infrastructure as they evolve to the Global Enterprise Data Center (GEDC). The optimized data infrastructure of the GEDC is characterized by a switched, tiered data network infrastructure; unified by intelligent routing, data movement, central management and network services.  McDATA’s ability to deliver and execute its innovative GEDC strategy will be greatly accelerated by the acquisition of CNT, and the Company continues to target closing the transaction in the second fiscal quarter, ending July 31, 2005, as communicated on the January 18, 2005, conference call.

McDATA will host a conference call and webcast to provide an update regarding the Company’s proposed acquisition of CNT following the filing of McDATA’s Form 10-K, CNT’S Form 10-K, and the amended Form S-4 Proxy Statement with the Securities and Exchange Commission.  The Company currently expects both McDATA and CNT to file their respective Form 10-Ks on or before April 18, 2005.  The amended Form S-4 is expected to be filed with the SEC shortly following the Form 10-K filings.

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About McDATA (www.mcdata.com)
McDATA (Nasdaq: MCDTA/MCDT) is the only data infrastructure solutions provider that can deliver a Global Enterprise Data Center- a globally connected, centrally managed and highly optimized data network. With more than 20 years of storage networking experience, McDATA is trusted in the world’s largest data centers, connecting more than two-thirds of all networked data and enabling information access anytime, anywhere.

About CNT
CNT is the expert in today’s most cost-effective and reliable storage networking solutions. For over 20 years, businesses around the world have depended on us to improve business efficiency, increase data availability and manage their business-critical information. CNT applies its technology, products and expertise in open storage networking architecture and business continuity to help companies build end-to-end solutions consisting of analysis, planning and design, multi-vendor integration, implementation and ongoing remote management of the SAN or storage infrastructure. For more information, visit CNT’s Web site at http://www.cnt.com or call 763-268-6000.

Forward-Looking Statements

This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Readers are urged to consider statements that include the terms “believes”, “belief”, “expects”, “plans”, “objectives”, “est imates”, “anticipates”, “intends”, “targets”, or the like to be uncertain and forward-looking. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, our relationships with EMC, IBM and HDS and the level of their orders, aggressive price competition by numerous other SAN and IP switch suppliers, OEM qualification of our new products, manufacturing constraints, our ability to integrate CNT’s operations with our operations and other risk factors that are disclosed in our filings with the Securities and Exchange Commission. These cautionary statements by us should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by us. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/ Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

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